                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   Form 11-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED) for the fiscal year ended December 31, 2000.

                                       or

[_] TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED) for the transition period from ____________ TO ______________.

      Commission file number ............................................0-7282

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                 Computer Horizons Corp. Employee Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principle executive office:

                     Computer Horizons Corp.
                     49 Old Bloomfield Avenue
                     Mountain Lakes, New Jersey 07046-1495

                       FINANCIAL STATEMENTS AND REPORT OF
                    INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

                             COMPUTER HORIZONS CORP.
                              EMPLOYEE SAVINGS PLAN

                           December 31, 2000 and 1999

                                 C O N T E N T S

                                                                              PAGE
Report of Independent Certified Public Accountants                              3


Financial Statements

     Statements of Net Assets Available for Benefits                            4

     Statements of Changes in Net Assets Available for Benefits                 5

     Notes to Financial Statements                                            6 - 11


Supplemental Schedule

     Report of Independent Certified Public Accountants on
       Supplementary Information                                                  13

     Schedule H, Item 4i - Schedule of Assets Held for Investment Purposes        14

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Trustees
   COMPUTER HORIZONS CORP. EMPLOYEE SAVINGS PLAN

We have audited the accompanying statements of net assets available for benefits of Computer Horizons Corp. Employee Savings Plan (the "Plan") as of December 31, 2000 and 1999, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and 1999 and changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Edison, New Jersey
May 25, 2001

                  Computer Horizons Corp. Employee Savings Plan

                       STATEMENTS OF NET ASSETS AVAILABLE
                                  FOR BENEFITS

                                  December 31,

                                                            2000             1999
                                                        ------------     -----------
ASSETS

   Investments                                           $40,431,430     $40,913,998
   Participant loans                                         836,550       1,018,080
                                                        ------------     -----------

                                                          41,267,980      41,932,078
                                                        ------------     -----------
   Contributions receivable
     Employee                                                246,213         243,403
     Employer                                                 50,356          46,144
                                                        ------------    -------------

     Total receivables                                       296,569         289,547
                                                        ------------    ------------


         Net assets available for benefits               $41,564,549     $42,221,625
                                                        ============    ============
















THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE STATEMENTS.

                 Computer Horizons Corp. Employee Savings Plan

                 STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE
                                  FOR BENEFITS

                            Year ended December 31,

                                                            2000             1999
                                                        ------------   -------------
Additions
   Employees' contributions                             $  9,060,264   $  10,150,773
   Employer's contributions                                1,567,138       1,457,819
   Interest/dividend income                                2,178,369       1,743,189
   Net (depreciation)
     appreciation in fair
     value of investments                                 (5,875,976)      1,218,935
   Other                                                                      33,467
                                                        ------------   -------------
                                                               -

                                                           6,929,795      14,604,183
                                                        ------------   -------------

Deductions
   Withdrawals                                            (7,400,918)     (5,350,823)
   Deemed distribution                                      (183,053)          -
   Expenses                                                   (2,900)         (3,650)
                                                        ------------   -------------

                                                          (7,586,871)     (5,354,473)
                                                        ------------   -------------

         NET (DECREASE) INCREASE IN NET
            ASSETS AVAILABLE FOR BENEFITS                   (657,076)      9,249,710
                                                        ------------   -------------

Net assets available for benefits at
   beginning of year                                      42,221,625      32,971,915
                                                        ------------   -------------

Net assets available for benefits at
   end of year                                           $41,564,549     $42,221,625
                                                        ============   =============











THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE STATEMENTS.

                  Computer Horizons Corp. Employee Savings Plan

                          NOTES TO FINANCIAL STATEMENTS

                           December 31, 2000 and 1999


NOTE A - DESCRIPTION OF THE PLAN

   The following description of Computer Horizons Corp. Employee Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan Agreement for a more complete description of the Plan's provisions.

   GENERAL

   The Plan as amended is a defined contribution employee profit-sharing plan, covering all full-time employees of the Company who have completed at least six months service and part-time employees who have completed a minimum of one thousand (1,000) hours of service within a year.

   The Plan was established effective April 1, 1983, and amended as of January 1, 1984 and May 31, 1989, to be a qualified profit-sharing plan under Internal Revenue Code Section 401(a), with a qualified cash or deferred arrangement under Internal Revenue Code Section 401(k).

   The Plan was further amended and restated effective January 1, 1990 to comply with the requirements of the Tax Reform Act of 1986 and all applicable Federal laws subsequently enacted and relating thereto. A favorable determination letter dated September 1995 was received from the Internal Revenue Service ("IRS").

   On January 1, 1998, the Plan was further amended to reflect the appointment of Merrill Lynch as Plan Trustee. Merrill Lynch also acts as the recordkeeper. Other modifications to the Plan included (1) a reduction in the eligibility service period from one year to six months, (2) a change in the vesting period from 25% after three years of service and 100% after five years to 100% after three years, and (3) a change in investment options.

   CONTRIBUTIONS

   Each year participants may contribute from 3 to 15 percent of pretax annual compensation, defined as base pay (regular earnings plus overtime) plus commissions, not to exceed a maximum threshold as specified in the agreement. Participants may also contribute amounts representing distributions from other qualified defined-benefit or contribution plans. The Company contributes 25 percent of the first 4 percent of base compensation that a participant contributes to the Plan. On April 1, 1999, the Company raised this contribution amount to 50 percent of the first 4 percent of the base pay.

   In order to pass the required IRS Non-Discriminatory Tests for the Plan, participants who exceeded the maximum contribution amounts for 1999 were refunded the excess amounts. The total amount refunded in March 2000 was approximately $253,000.

                  Computer Horizons Corp. Employee Savings Plan

                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

                           December 31, 2000 and 1999


NOTE A (CONTINUED)

   PARTICIPANT ACCOUNTS AND VESTING

   Separate accounts are maintained for each participant's contributions and earnings thereon. The participant may direct that the account be invested in one or more Funds permitted by the Plan (Note C). Upon termination of employment, a participant is entitled to 100% of the value of his Salary Deferral Account balance (pretax contributions of three to fifteen percent of compensation not to exceed a maximum threshold as specified in agreement), and Rollover Account balance (participants' qualifying rollover distributions), plus a specified percentage of his Employer Matching Account balance (participants' share of employer matching contributions) based upon the vesting provisions of the Plan (100% vested after three years of service). Forfeitures resulting from application of the vesting provisions are maintained separately by the Plan and are used to pay plan expenses or future employer contributions. Plan forfeitures approximate $243,000 and $141,000 for 2000 and 1999, respectively.

   WITHDRAWALS AND DISTRIBUTIONS UPON
       TERMINATION OF EMPLOYMENT

   Upon termination of employment for any reason, a participant's account balance or periodic payments thereof will be distributed to the participant or designated beneficiary, at his or her option. However, if the value of a participant's account is greater than $5,000, the participant's account will not be distributed before his normal retirement date without the written election of the participant. A participant may modify an election thereafter. If a participant's account balance is less than $5,000 the Plan may distribute the amount upon termination.

   LOANS TO PARTICIPANTS

   The Plan provides for loans to participants to a maximum of the lesser of (1) $50,000 or (2) 50% of the participant's account balance (a minimum $1,000 vested balance required). The loans are payable over a maximum of five years unless the loan is used to acquire a principal residence, in which case the maximum term is fifteen years with interest as specified in the Plan.

   The loans are secured by one-half of the balance in the participant's vested account and bear interest at a rate commensurate with local prevailing rates as determined by the Plan. Interest rates ranged from 8.78% to 11.00% and 5.5% to 10.78% in 2000 and 1999, respectively.
   Principal and interest are paid ratably through payroll deductions.

   During 2000, the Plan noted approximately $183,000 of defaulted loans. At December 31, 2000, the Plan classified these outstanding balances as deemed distributions within the statement of changes in net assets available for benefits.

                  Computer Horizons Corp. Employee Savings Plan

                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

                           December 31, 2000 and 1999


NOTE A (CONTINUED)

   TERMINATION

   Although it has not expressed any intent to do so, the Company reserves the right to terminate the Plan at any time. Termination of the Plan shall result in discontinuance of all future Plan contributions and in full and immediate vesting for each participant of the entire amount standing to his or her credit; there shall not be any forfeitures with respect to any participant for any reason.

   ADMINISTRATIVE EXPENSES

   All administrative expenses, charged by the Plan's recordkeeper, Merrill Lynch, are borne by the Plan. Any expense not covered by the forfeitures is paid by the Plan Sponsor.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   BASIS OF ACCOUNTING

   The financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America as applied to profit-sharing plans and in accordance with the terms of the trust agreement. The assets of the Plan are valued at quoted market value, at close on the last trade date of the year, except for the Guaranteed Fund which is valued at contract value, which approximates fair value. Dividends are recorded on the ex-dividend date. The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

   USE OF ESTIMATES IN FINANCIAL STATEMENTS

   The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

                  Computer Horizons Corp. Employee Savings Plan

                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

                           December 31, 2000 and 1999


NOTE B (CONTINUED)

   SIMPLIFIED DISCLOSURES FOR 401(K)

   The American Institute of Certified Public Accountants has issued Statement of Position 99-3 ("SOP 99-3"), "Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters," which eliminates the need for certain disclosures. The Plan has adopted SOP 99-3. Certain reclassifications have been made to the 1999 financial statements to conform to the current presentation.

NOTE C - INVESTMENT OF FUNDS

   All contributions are remitted to the respective fund managers and invested, at the election of the participant, in one or a combination of funds. The funds available to participants are the Guaranteed Fund, various mutual funds and the Computer Horizons Corp. Common Stock Fund. All investments are participant-directed.

   GUARANTEED FUND

   The Guaranteed Fund is intended to provide fixed income with minimal risk. Contributions to the Guaranteed Fund are invested primarily under guaranteed investment contracts or contracts with an insurance company guaranteeing an annual effective interest rate for specified periods.

   The guaranteed investment contracts are included in the financial statements at contract value, which approximates fair value, as reported to the Plan by the insurance company. The interest rate is guaranteed for the life of the contract. The initial contract term ranges from 3 to 5 years. There have been no new contracts purchased during 2000 and 1999. The average yield and crediting interest rate was 5.60% for The Travelers Insurance Company for 2000 and 1999. The amounts remitted to the insurance company for guaranteed income contracts become the assets of those companies, which, in turn, assume an obligation to fulfill the contract terms. The ultimate ability to repay principal and interest is dependent upon the financial stability of the insurance company.

   Guaranteed investment contracts at December 31 consist of the following:

                                                           2000            1999
                                                         --------        --------
     The Travelers Insurance Company                     $856,017        $923,235
                                                         ========        ========

                  Computer Horizons Corp. Employee Savings Plan

                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

                           December 31, 2000 and 1999


NOTE C (CONTINUED)

   Investments in mutual funds are valued at quoted market value and at December 31 consist of the following:

                                                        2000             1999
                                                    ------------     ------------
    Merrill Lynch Retirement Preservation Trust     $  6,339,568*    $  5,580,675*
    Merrill Lynch International Equity Fund              979,720          803,758
    Merrill Lynch S&P 500 Index Fund                  10,536,300*      10,592,033*
    Merrill Lynch Small Cap Index Fund                 1,493,659          961,428
    Merrill Lynch Global Allocation Fund               1,017,174          692,385
    Massachusetts Investors Trust                     10,933,786*      11,934,410*
    MFS Research Fund                                  2,867,841*       1,712,254*
    Merrill Lynch Capital Fund                         3,822,538*       3,711,236*
    Merrill Lynch Intermediate Corporate Bond Fund       783,636          599,829
                                                    ------------     ------------

                                                    $ 38,774,222     $ 36,588,008
                                                    ============     ============

   *Denotes investments which exceed 5% of net assets available for Plan benefits at the beginning of the year.

    COMPUTER HORIZONS CORP. COMMON STOCK FUND

    Effective January 1, 1996, participants were able to invest contributions in the Computer Horizons Corp. Common Stock Fund, which invests in the common stock of the Plan Sponsor, Computer Horizons Corp. Merrill Lynch, as an independent agent, invests in the Company shares that are obtained by Merrill Lynch directly from the Company out of its authorized but unissued shares of common stock, out of its treasury shares, or on the open market. Total value of investments in Computer Horizons Corp. common stock at December 31, 2000 and 1999 valued at quoted market value is $670,837 and $3,079,066*, respectively.

    The Plan's investment in mutual funds and common stock (including gains and losses on investments bought and sold, as well as being held during the year) (depreciated) appreciated for 2000 and 1999 as follows:

                                                        2000              1999
                                                     -----------       ----------
    Mutual funds                                     $(2,854,078)      $2,054,071
    Common Stock - Computer Horizons Corp.            (3,021,898)        (835,136)
                                                     -----------       ----------

                                                     $(5,875,976)      $1,218,935
                                                     ===========       ==========

                  Computer Horizons Corp. Employee Savings Plan

                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

                           December 31, 2000 and 1999


NOTE D - RELATED PARTY TRANSACTIONS

   Certain Plan investments are shares of Mutual Funds managed by Merrill Lynch. Merrill Lynch is the Plan's Recordkeeper and Trustee and, therefore, these transactions qualify as party-in-interest transactions. Fees for the investment management services are borne by the Plan, and were not significant at December 31, 2000 and 1999.

NOTE E - TAX STATUS OF THE PLAN

   The Internal Revenue Service has determined and informed the Company by a letter dated September 1995, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

                              SUPPLEMENTAL SCHEDULE

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS
                          ON SUPPLEMENTARY INFORMATION






Board of Trustees
   COMPUTER HORIZONS CORP. EMPLOYEE SAVINGS PLAN

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Edison, New Jersey
May 25, 2001

                  Computer Horizons Corp. Employee Savings Plan
                           EIN: 13-2638902, Plan # 001

      SCHEDULE H, ITEM 4i - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                                December 31, 2000

(a)  (b) Identity of issuer, borrower,
         lessor or similar party               (c) Description of investment                                       (e) Current value
         ----------------------------              -------------------------                                           -------------

     Group Annuity Contracts,                  Provide a guaranteed interest rate
         at contract value                         for a specified period of time.

     The Travelers Insurance Co.,
         5.60%                                                                                                         $     856,017
                                                                                                                       =============

     Mutual Funds
         ML Retirement Preservation Trust      A low risk fund which provides preservation of capital, liquidity
         6,339,567.91 shares*                  and current income at levels that are typically higher than those
                                               provided by money market funds.                                         $   6,339,568

     ML International Equity Fund              A stock fund that seeks capital appreciation and income through
         99,262.47 shares*                     investment primarily in stocks located in countries other than the
                                               United States.                                                                979,720

     ML S&P 500 Index Fund                     A stock fund that invests in individual stocks
         651,192.91 shares*                    corresponding with the Standard & Poor's 500 Index.                        10,536,300

     ML Small Cap Index Fund                   A stock fund that includes smaller capitalization stocks from
         142,933.81 shares*                    various industrial sectors.                                                 1,493,659

     ML Global Allocation Fund                 A growth and income fund which seeks high total investment
         77,528.56 shares*                     return consistent with prudent risk.                                        1,017,174

     Massachusetts Investors Trust             A conservative growth and income fund which invests primarily in
         546,143.19 shares*                    stocks and seeks reasonable current income and long-term growth
                                               of income and capital.                                                     10,933,786

     MFS Research Fund                         A moderate growth fund which primarily invests in stocks and
         119,593.00 shares*                    seeks long-term growth of capital and future income.                        2,867,841

     ML Capital Fund                           A growth and income fund which  seeks the highest total
         125,865.61 shares*                    investment return consistent with prudent risk.                             3,822,538

     ML Intermediate Corporate Bond Fund       An income fund which invests over 80% in domestic bonds and
         70,281.27 shares*                     seeks a high level of current income.                                         783,636
                                                                                                                       -------------

                                                                                                                       $  38,774,222
                                                                                                                       =============

     Cash                                                                                                              $     130,354
                                                                                                                       =============

     Stocks
         Computer Horizons Corp.               Common stock                                                            $     670,837
           275,215.52 shares *                                                                                         =============

     Participant loans, with interest which
       ranges from 8.78% to 11.00%                                                                                     $     836,550
                                                                                                                       =============

     *Party-in-interest


                                      -14-